[CGSH Letterhead]

Writer’s Direct Dial: +822 6353 8029

E-Mail: annekim@cgsh.com

August 2, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Korea Development Bank and The Republic of Korea
Amendment No. 1 to
Registration Statement under Schedule B (File No. 333-265886)

Ladies and Gentlemen:

On behalf of our clients, The Korea Development Bank and The Republic of Korea, we attached Amendment No. 1 to Registration Statement under Schedule B for filing pursuant to the requirements of the Securities Act of 1933, as amended.

Please direct any comments or questions to Jinduk Han at (822) 6353-8020 or the undersigned at (822) 6353-8029.

Very truly yours,

/s/ Anne S. Kim

Anne S. Kim

Attachment

Cc:	Katherine Hsu, Special Counsel

Michael Coco, Office Chief